                              EXCHANGE COMMISSION
                            Washington, D.C.  20549
                        -----------------------------

                                 SCHEDULE 13D
                                (Rule 13d-101)

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND
                 AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                              (Amendment No. 3)*
                                Alkermes, Inc.
                                --------------
                               (Name of Issuer)

                                 Common Stock
                                 ------------
                        (Title of Class of Securities)

                                   01642T108
                                   ---------
                                 CUSIP Number

                             Peter D. Staple, Esq.
                               ALZA Corporation
                              950 Page Mill Road
                          Palo Alto, California 94303
                                (650) 494-5000

           ---------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 June 8, 1999
           ---------------------------------------------------------
            (Date of Event which requires Filing of this statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: [_].

     Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1 (a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 4 pages)


-------------------------
        * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.   01642T108                      13D    Page 2 of 4 Pages
--------------------------------                 -------------------------------

-------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                       ALZA Corporation
                       I.R.S. Identification No. 77-0142070
-------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a)    [_]
                                                                 (b)    [_]

-------------------------------------------------------------------------------
 3    SEC USE ONLY


-------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

           00
-------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEM 2(d) or 2(e)                                     [_]

-------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
-------------------------------------------------------------------------------
                            7  SOLE VOTING POWER
       SHARES                        1,750,000 shares of Common Stock
                            ---------------------------------------------------
    BENEFICIALLY            8  shared voting power
      OWNED BY                       0
                            ---------------------------------------------------
        EACH                9  SOLE DISPOSITIVE POWER
      REPORTING                1,750,000 SHARES OF COMMON STOCK
                            ---------------------------------------------------
     PERSON WITH            10  SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      1,750,000 shares of Common Stock
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [_]

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            7%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*
            CO
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!




                               Pge 2 of 4 Pages

Item 5.  Interest in Securities of the Issuer.
         ------------------------------------

     (a) As of June 10, 1999, ALZA holds 1,750,000 shares of Common Stock of Alkermes, equal to approximately 7% of the total number of issued and outstanding shares of Common Stock of Alkermes.

     (b)  Sole voting power - 1,750,000 shares of Common Stock
          Shared voting power - 0
          Sole dispositive power - 1,750,000 shares of Common Stock Shared dispositive power - 0

     (c) During the past 60 days ALZA has sold 250,000 shares of Common Stock of Alkermes at an average price of $29.65 per share in several open market transactions.
     (d)  Not applicable.
     (e)  Not applicable.




                               Page 3 of 4 Pages

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 11, 1999                 ALZA CORPORATION



                              By:    /s/ Peter D. Staple,
                                  ___________________________
                                     Peter D. Staple,
                                     Senior Vice President and
                                     General Counsel

                               Page 4 of 4 Pages